

Mail Stop 7010

June 30, 2008

Zou Dejun, CEO
RINO International Corporation.
c/o Darren Ofsink, Esq.
Guzov Ofsink LLC
600 Madison Avenue, 14th floor
New York, NY 10022

Re: **RINO International Corporation**
 Amendment No. 3 and 4 to Registration Statement on Form S-1
 Filed June 9 and 11, 2008
 File No. 333-147513

Dear Mr. Zou:

 We have reviewed your filings and have the following comments.

General

1. We note that you have filed only the financial statements in Part I of Amendment No. 4 to the registration statement and omitted the other required sections of the prospectus. In future filings, every amendment which relates to a prospectus must include the entire prospectus as amended. See Rule 472 of Regulation C.

2. Given the change accountants as disclosed in your registration statement, please explain why you have not filed an Item 4.01 Form 8-K. In addition, it does not appear to us that your registration statement includes a letter from your former accountant agreeing or disagreeing with your disclosures regarding the change as is also required by Item 304 of Regulations S-K. Please advise or revise.

Amendment 3 to Form S-1

Summary - Background, page 13

3. Please correct the typo related to the aggregate amount of liquidated damages disclosed on page 14.

Background – Securities Purchase Agreement, page 35

4.   We understand from your response to prior comment 6 that the delivery of the "Make Good Escrow Shares" is determined on an after-tax basis. However, your filing says "pre-tax" in the first sentence under the caption, "Delivery of up to 5,580,000 Additional Shares of Common Stock from Escrow Based on After-Tax Net Income." Please revise your filing as applicable.

5.   We note your response to prior comment 7; however please explain to us how you determined that the provision related to liquated damages for PRC rescission of the restructuring agreement is not an embedded term of the underlying security that would be included in the evaluation of the security under EITF 00-19.

MD&A, page 42

6.   We note your responses to prior comments 8, 9 and 11 and appreciate the additional information you provided; however please address the following:

- Please help us better understand how you recognize revenue under the percentage of completion method.   In this regard, it appears to us that your disclosures in MD&A are not consistent with the revenue recognition policy disclosed in the notes to your financial statements. It also remains unclear to us when and how you allocate raw materials to contracts and how and why you believe this is the most appropriate basis for estimating your completion percentage. In this regard, it is not clear to us if or when deposits with supplies are allocated to contracts and customers and how that might impact your completion percentages.
- Based on the revenue disclosures in MD&A, please help us better which revenue recognition policy relates to each revenue source and the distinction between products (contracts) and services in the financial statements. In this regard, it is not clear to us why "machining services" are not included under services in your statements of income or if such services are recorded on a gross or net basis.
- Please help us better understand the testing and customer acceptance provisions in your contracts, including how you determined that those provisions don't impact your revenue recognition policy.
- Please help investors better understand why days outstanding of receivables are so significant and explain the potential risks associated with such balances and with your revenue recognition policies. In regard to your receivable, please quantify the amounts held as retainages at each balance sheet date in the note to your financial statements.

Selected Financial Data, page 96

7.   Please delete your presentation of income from operations per common share and present net income per share. In addition, please be advised that although your disclosures related to periods prior to the dates of the financial statements in your filings may be unaudited, they should be presented under US GAAP.

Amendment 4 to Form S-1

Consolidated Balance Sheets, page F-1

8.   Please revise the notes to your interim financial statements for the period ended March 31, 2008 to disclose the terms of the notes payable recorded during the first quarter of 2008.

        As appropriate, please amend your registration statement in response to these comments. You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

                                                Sincerely,

                                                Jennifer Hardy
                                                Branch Chief